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                                                                       Exhibit 1


TEACHERS INSURANCE AND ANNUITY ASSOCIATION
COLLEGE RETIREMENT EQUITIES FUND                     PETER C. CLAPMAN
                                                     Senior Vice President and
730 Third Avenue/New York, NY 10017-3206             Chief Counsel, Investments
212 490-9000


March 18, 1999


Dear Fellow Lubrizol Shareholder:

         TIAA-CREF has held a significant equity position in The Lubrizol Corporation for more than 15 years, and currently owns 967,000 shares (or 1.6%) of Lubrizol's common stock. At Lubrizol's upcoming Annual Meeting, scheduled for April 26, 1999, we intend to propose a resolution (set forth in Lubrizol's proxy statement) that requests the Board of Directors to redeem the Company's "dead hand" poison pill, unless shareholders vote otherwise. We are asking for your support of our proposal.

         As detailed below, we believe that Lubrizol's vigorous effort to keep our proposal out of its proxy statement illustrates management's extraordinary disdain for shareholder interests. Therefore, we intend to "send a message" to Lubrizol's board of directors that its actions are unacceptable by withholding our votes on Lubrizol's director nominees. We encourage you to do the same.

            LUBRIZOL'S DEAD HAND PILL DISENFRANCHISES SHAREHOLDERS

         Lubrizol's dead hand poison pill can be redeemed only with the consent of Lubrizol's CURRENT directors (or future directors approved by them). Therefore, if Lubrizol's directors were to reject an attractive third-party acquisition offer that shareholders favored, the shareholders would have no ability to replace Lubrizol's directors with directors who would have the power to redeem the pill and allow shareholders to accept that offer. We cannot accept the premise that Lubrizol's current directors (and their nominees) are the only individuals who can accept or reject an acquisition bid for the company. We believe that Lubrizol's directors have wrongfully usurped shareholder power for themselves.

         It is noteworthy that, while Ohio courts have yet to rule on the validity of dead hand pills, they have been declared illegal in Delaware, the state in which the majority of U.S. public companies are incorporated.

            LUBRIZOL'S ARGUMENTS IN SUPPORT OF ITS DEAD HAND PILL
                              ARE WITHOUT MERIT

         Lubrizol concedes in its response to our proposal that its dead hand provision prevents a potential acquiror from replacing the current board with directors who could approve the acquiror's acquisition proposal. What Lubrizol does not say, however, is that the only practical way a potential acquiror could gain control of sufficient voting power to replace the board is BY SOLICITING OUR VOTES. The dead hand ignores the will of the shareholders by subverting the voting process. If the potential acquiror tried to obtain sufficient voting power to replace the board through stock purchases or voting agreements, Lubrizol's pill would be triggered and the potential acquiror would suffer substantial economic dilution. Therefore, a third party bidder could only replace the current board if Lubrizol's other shareholders approved of the proposed transaction and granted that party their proxies. This is how corporate governance is supposed to work.

Lubrizol has further obscured the issue by noting in its response to our proposal that shareholders previously approved a "continuing director" provision in Lubrizol's Amended Articles of Incorporation. The apparent implication is that we should therefore not be offended by the dead hand provision in the pill, which also contains the "continuing director" concept. There are, however, two major differences that Lubrizol neglects to mention.


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March 18, 1999
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First, unlike the amendment to the Articles, shareholders did not approve the dead hand provision - it was unilaterally adopted by the board of directors. Second, and more importantly, the "continuing director" provision in the Amended Articles of Incorporation does not vest the right to approve a "related party" transaction solely in continuing directors. To the contrary, shareholders are expressly empowered by the Amended Articles of Incorporation to approve such transactions.

             OTHER COMPANIES HAVE PULLED THEIR DEAD HAND PROVISIONS

         TIAA-CREF, the world's largest pension system and a significant investor in virtually all major U.S. companies, has asked a number of other companies to drop their dead hand provisions. Most of the companies receiving our resolution have agreed with our analysis and voluntarily amended their pills to remove the dead hand provisions. In contrast, Lubrizol vigorously resisted our efforts to bring this issue before the shareholders, petitioning the SEC and wasting valuable resources in an attempt to deny you the right to vote on our proposal. Only after the SEC flatly rejected Lubrizol's meritless arguments were you afforded the opportunity to vote on our proposal.

                             LUBRIZOL IS STRUGGLING

         Under the stewardship of Lubrizol's current management, the Company has provided consistently poor returns to shareholders. On February 25, 1999, The Wall Street Journal listed Lubrizol among the worst performers in the past decade, noting that it has lagged significantly behind its specialty chemical peers. Lubrizol's shares have foundered during the most buoyant stock market in history, losing more than a third of their value over the past five years.

         A majority of Lubrizol's current directors have served on the board during these five years of poor performance. They have erected a defense in the dead hand pill that would prevent us from replacing them with directors who may be more independent in evaluating an attractive takeover bid for Lubrizol. Rather than addressing how it intends to provide greater shareholder returns, Lubrizol's board has instead entrenched itself by usurping our fundamental shareholder rights.

         We are frustrated with management's unwillingness to address our concerns regarding Lubrizol's dead hand pill and therefore are bringing this very important issue to our fellow shareholders. We would be happy to discuss this matter with you further in more detail. Please contact Georgeson & Company Inc., our advisor, at (212) 440-9800, or Ken Bertsch of TIAA-CREF at (212) 916-4972 with any questions you might have.

         We strongly urge you to (1) vote FOR TIAA-CREF's shareholder proposal and (2) WITHHOLD your votes from Lubrizol's director nominees at Lubrizol's 1999 Annual Meeting.

                                  Sincerely,



                             /s/ Peter C. Clapman